UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road, Yangxi New Area, Honglai Town
Nan’an City, Quanzhou, Fujian Province
The People’s Republic of China, 362300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On March 12, 2025, the audit committee of the board of the directors (the “Board”) of INLIF LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”), recommended, and the Board approved, the change of the Company’s independent auditor to Enrome LLP (“Enrome”), in place of Onestop Assurance PAC (“Onestop”). The termination of the engagement with Onestop became effective as of March 12, 2025, and the engagement of Enrome as the independent auditor of the Company became effective as of March 12, 2025.

Onestop’s report on the Company’s financial statements for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through March 12, 2025, there were no disagreements with Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Onestop’s satisfaction, would have caused Onestop to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through March 12, 2025, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s registration statement on Form F-1 (File No. 333-279569), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 21, 2024 and declared effective by the Commission on December 20, 2024.

The Company has provided Onestop with a copy of the above disclosure and requested that Onestop furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Onestop’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor anyone on behalf of the Company, has consulted Enrome regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Enrome regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLIF LIMITED

Date: March 13, 2025	By:	/s/ Rongjun Xu
	Name:	Rongjun Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated March 13, 2025, from Onestop Assurance PAC addressed to the U.S. Securities and Exchange Commission

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